Exhibit 99.1

AM InvestCo Italy sends withdrawal and termination notice from the lease and purchase agreement for Ilva business
4 November 2019, 13:35 CET

Today, AM InvestCo Italy (‘the Company’) sent to Ilva’s Commissioners a notice to withdraw from, or terminate, the agreement (‘the Agreement’) for the lease and subsequent conditional purchase of the business of Ilva S.p.A. and certain of its subsidiaries (‘Ilva’), closed on 31 October 2018.

The Agreement stipulates that, in the event that a new law affects the environmental plan for the Taranto plant so as to materially impair the ability to operate it or to implement its industrial plan, the Company has a contractual right to withdraw from the Agreement. Effective on 3 November 2019, the Italian Parliament has removed the legal protection necessary for the Company to implement its environmental plan without the risk of criminal liability, thus justifying the withdrawal notice.

In addition, the decisions issued by the criminal court of Taranto bind the Ilva extraordinary Commissioners to complete certain prescriptions by 13 December 2019 – a term the Commissioners themselves deemed impossible to meet – failing which blast furnace number 2 will be shut down. Such prescriptions should also reasonably and prudentially be applied to the other two blast furnaces at the Taranto plant. The shutdown would make it impossible for the Company to implement its industrial plan, operate the Taranto plant and, generally, perform the Agreement.

Other serious occurrences, independent of the Company’s will, have also led to a situation of legal and operational uncertainty that has further significantly impaired the ability to carry out the necessary operations at Ilva and operate the Taranto plant.

All the mentioned circumstances also entitle the Company to terminate the Agreement under the applicable provisions and principles of the Italian Civil Code.

In accordance with the content of the Agreement, the Company has asked the extraordinary Commissioners to take responsibility for Ilva’s operations and employees within 30 days from the receipt of the notice of withdrawal and termination.